FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date November 30, 2003

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

November 17, 2003

News Release:    03-09

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

Disposition of Bahuerachi Property Interest

CDG Investments Inc. (“CDG”) has entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc. (“Tyler”) for the non-arm’s length acquisition by Tyler of CDG’s 40% interest in the Bahuerachi property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, CDG owns 40% and the initial property vendor owns 11.3%.

Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies.  CDG currently owns 2.3% of the outstanding shares of Tyler.  Following the completion of this transaction; CDG will hold over 27.5% of Tyler’s issued and outstanding shares.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico.  It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit.

Over $2,000,000 has been spent by Tyler and CDG in exploring the property.  This exploration has identified high grade, magnetite-associated gold systems continuing at depth in association with the previously identified intrusion and skarn hosted mineralization.

An underground sampling program in 2003 showed good grades of copper in the initial part of the section, with increasing grades of copper, silver and gold over the last 5 meters sampled.  The sampling was still within mineralization when it had to be stopped due to a partial adit collapse.  The last two 1 meter sampling intervals in the section graded 0.51% copper, 0.14 g/t gold, 17 g/t silver and 0.37% copper, 0.22 g/t gold and 35.9 g/t silver respectively.  The increasing grades of base and precious metals are consistent both with geological observations and with previous surface sampling results.  It was observed at surface that the eastern margin of the intrusion, although also copper bearing, had a significantly lower gold and silver content than the western edge of the intrusive complex and its related endo and exoskarns.

Results of the underground sampling showed copper values ranging from <.01% to 0.84%, gold from <.01 g/t to 0.22 g/t, silver from <1.0 to 35.9 g/t and zinc from <.01 to 0.29% and include the following minimum interpreted true widths and weighted average grades:

Page 2 – News Release - November 17, 2003

Interval (from-to, meters)	Length (m)	Geology	Grade Cu (%)	Grade Ag (g/t)
0-38	38	Sediments	Not sampled	Not sampled
38-114	76	Sediments/dykes	Anomalous
114-126	12	Sediments/QFP*	0.26	3.54
126-129	3	Andesite dyke	<0.1
129-190	61	QFP*	0.26	4.29
INCLUDING
140-159	19	QFP*	0.39	4.14
177-190	13	QFP*	0.35	9.04

*= Quartz Feldspar Porphyry, main intrusive unit, some local post-mineral dykes.

Associated Mining Consultants Ltd. (AMCL) was retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment and evaluation of the work completed to date.  AMCL has recommended a 2,000 m drilling program and further underground sampling.

Completion of the transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and Tyler obtaining minority shareholder approval.  The transaction cannot close until the required Shareholder approval is obtained.  There can be no assurance that the transaction will be completed as proposed or at all.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.